The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

October 24, 2022

VIA EDGAR TRANSMISSION

Elisabeth Bentzinger

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: The RBB Fund Trust (the “Trust”)
File Nos.: 033-20827 and 811-05518

Dear Ms. Bentzinger:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 16 to its Registration Statement on Form N-1A. PEA No. 16 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on August 16, 2022. The sole purpose of PEA No. 16 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the P/E Global Enhanced International Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(a) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 16. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL

1.       Comment: Please include the Predecessor Fund’s most recent annual and semi-annual reports into the SAI, and then file a new PEA under Rule 485(a)(1) in order for the Commission to further review disclosure associated with the Predecessor Fund.

Response: The Trust confirms that it will include the Predecessor Fund’s most recent annual and semi-annual reports into the SAI and file the Amended Registration Statement for the Commission to review. In addition, the Fund will be requesting accelerated effectiveness of the Amended Registration Statement.

PROSPECTUS

Summary Section – Expenses and Fees

2.       Comment: Please bold the second sentence in the paragraph preceding the expenses and fees table.

Response: The Trust will make the requested change in the Amended Registration Statement.

3.        Comment: Please confirm that the contractual expense cap limitation agreement will be in place for at least one year from the date of the Prospectus.

Response: The Trust supplementally confirms that the term of the contractual expense limitation agreement will be in place for at least one year from the date of the Prospectus.

4.       Comment: Please revise the last sentence of footnote 4 to note that recoupment of any waived advisory fees or expenses paid on behalf of the Fund will only occur so long as the recouped amounts do not cause the Fund to exceed expense limitations in effect at either the time of the waiver or at the current expense limitation amount.

Response: The Trust will make the requested change as shown below:

“If at any time the Fund’s Total Annual Fund Operating Expenses (not including acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 1.00%, 1.25%, and 1.25%, as applicable, the Adviser may recoup from the Fund any waived amount or other payments remitted by the Adviser within three years from the date on which such waiver or reimbursement was made, provided such reimbursement does not cause the Fund to exceed (i) expense limitations that were in effect at the time of the waiver or reimbursement, or (ii) the current expense limitations (after repayment is taken into account).”

5.       Comment: Please confirm whether any dividend or interest expense associated with short sales should be included in the fee table.

Response: The dividend on short sales line item is an expense associated with physical short positions. The Fund currently intends to only take short positions through futures. As a result, there will be no dividends or interest expense directly correlated with the short positions, and no expense associated with dividends on short sales needs to be included in the Fund’s current fee table. However, if warranted the Fund will disclose related dividend or interest expenses from short sales in future registration statements

Summary Section – Principal Investment Strategies

6.       Comment: “Swaps” are mentioned in the second sentence of the first paragraph. Please provide further disclosure indicating how the Fund would invest in swaps as part of its principal investment strategy.

Response: The Trust will remove the reference to swaps in the Principal Investment Strategies section in the Amended Registration Statement. The Fund does not currently intend to utilize swaps as part of its principal investment strategies.

7.       Comment: The third paragraph states that the Fund employs the Enhanced International Equity Strategy on behalf of the Fund, which has 2 components: the International Equity Index Futures Component (which has a bolded section discussing it) and the F/X Component (which doesn’t). Please add a bolded section discussing the F/X Component.

Response: The Trust will add the following disclosure as the new sixth paragraph to the Principal Investment Strategies section of the Prospectus in the Amended Registration Statement:

“FX Component: The Fund will invest in exchange-traded futures providing exposure to developed market and emerging market currencies. The Adviser’s investment process involves the use of a disciplined and dynamic quantitative model to determine positions held by the Fund. This model relies on statistical analysis to forecast returns and volatilities for currencies based on underlying fundamental factors which the Adviser believes drive exchange rates.”

8.       Comment: The sixth paragraph refers to “fundamental factors.” Please either delete this reference or provide further disclosure.

Response: As noted in response to Comment 7, the Trust will add additional disclosure to the Amended Registration Statement regarding “fundamental factors”.

9.        Comment: In the seventh paragraph, please provide examples of negative ESG criteria that would result in a country receiving a low ESG score.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“ESG scores may be negatively impacted by underlying data in three categories: (1) natural and produced capital (e.g., insufficient infrastructure); (2) human capital (e.g., poor access to clean water); and (3) institutional capital (e.g., evidence of corruption).”

10.       Comment: Please revise the seventh and eighth paragraphs to delete duplicative disclosure.

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

11.        Comment: In the ninth paragraph, please disclose that the Fund will invest at least 40% of its assets outside the United States.

Response: Given that the Fund expects to achieve its investment objective primarily through investing in exchange-traded futures, the Trust will make the change as shown below:

“Under normal circumstances, the Fund will have exposure to investments that are economically tied to at least three different countries outside the U.S. In addition, the Fund will have exposure, equal to at least 40% of its assets, to investments outside of the United States through the use of derivatives.”

12.       Comment: In the ninth paragraph, please discuss the criteria used to determine whether investments are economically tied to a country outside the U.S.

Response: The Trust will replace the last sentence of the ninth paragraph will the following disclosure in the Amended Registration Statement

“The Fund considers an equity index future to be an investment outside of the United States if at least 50% of the securities of the companies that comprise the index are located outside of the United States. For this purpose, a company is considered to be located outside the United States by considering whether: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States. In addition, the Fund considers investments in currency futures to be investments outside of the United States.”

13.        Comment: In the last paragraph, please ensure that disclosure relating to derivatives and investments in commodity interests is consistent with the SEC’s IM Guidance Update 2013-05.

Response: The Trust will review the disclosure relating to derivative and investments in commodity interests to ensure it is consistent with the SEC’s IM Guidance Update 2013-05.

14.       Comment: Please move the last sentence of the last paragraph to the section entitled “Principal Investment Risks.”

Response: The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Principal Investment Risks

15.       Comment: Please add a risk factor for “cash or cash equivalents” as these are mentioned in the Principal Investment Strategies section.

Response: The Trust will add the following risk factor in the Amended Registration Statement as shown below:

•	Cash or Cash Equivalents Risk: When the Fund holds a significant amount of cash or cash equivalents, such as highly-rated short-term fixed income securities, and does not have significant exposures through investments in derivatives, it may not meet its investment objective and the Fund’s performance may significantly lag that of market indices which, by definition, are composed of groups of securities without a cash component. In addition, increases in inflation may lead to a decline in the value of cash or cash equivalent securities.

16.       Comment: Please add a risk factor for large and mid-cap equity securities as these are mentioned in the Principal Investment Strategies section.

Response: The Trust will add the following risk factors in the Amended Registration Statement as shown below:

•	Large-Cap Equity Risk: The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. Large-capitalization companies may also be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes.

•	Mid-Cap Equity Risk: The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large capitalization stocks or the stock market as a whole.

17.       Comment: If the Fund is advised by or sold through an insured depository institution, please state that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Trust will make the requested change in the Amended Registration Statement.

18.        Comment: Please reorder the risk factors based on the importance of the risk, rather than in alphabetical order.

Response: The Trust will make the requested change in the Amended Registration Statement.

19.       Comment: If the Fund will invest in emerging markets as part of its principal investment strategy then please add the requisite disclosure. Alternatively, please remove references to emerging markets in the Principal Investment Risks section.

Response: As noted in the Trust’s response to Comment 7, the FX component has been added to include investments in emerging market currencies.

20.       Comment: If the Fund will invest in options as part of its principal investment strategy then please add the requisite disclosure. Alternatively, please remove references to options in the Principal Investment Risks section.

Response: The Trust will remove references to options in the Principal Investment Risks section in the Amended Registration Statement.

21.       Comment: If the Fund will invest in fixed income securities as part of its principal investment strategy then please add the requisite disclosure. Alternatively, please remove references to fixed income securities in the Principal Investment Risks section.

Response: The Trust will revise the second paragraph under Principal Investment Strategies as follows:

“As the Fund’s equity index and currency exposure is taken primarily through investments in futures contacts, which generally do not require significant collateral, the Fund also expects to invest a significant portion of its assets in instruments for cash management purposes, including fixed income securities, such as U.S. Treasury securities, money market securities, cash or cash equivalents.

22.       Comment: If the Fund will be subject to interest rate risk as part of its principal investment strategy then please add the requisite disclosure. Alternatively, please remove references to interest rate risk in the Principal Investment Risks section.

Response: As noted in the response to Comment 21, the Trust confirms that, in connection with the Fund’s expectation that it will invest a significant portion of its assets in fixed income securities and other instruments for cash management purposes, the Fund has identified interest rate risk as a principal risk.

23.       Comment: Please explain supplementally how the Fund will comply with new Rule 18f-4 under the 1940 Act, including, if applicable, its derivatives risk management program, the appointment of a derivatives risk manager, and the establishment of an outer limit on fund leverage risk based on either a relative or absolute VaR test.

Response: The Trust has adopted a Derivatives Risk Management Policy. According to the Trust’s policy, the investment adviser to the Fund is required to adopt and implement a Derivatives Risk Management Program for the Fund (a “DRMP”), which must include written policies and procedures that are reasonably designed to manage the Fund’s derivatives risks and reasonably segregate the functions associated with the DRMP from the portfolio management of the Fund.

The DRMP which will cover, among other things, the following key elements:

• The DRMP will institute a standardized risk management framework for the Fund, tailored to the particular risks of the Fund. The DRMP will include stress testing, back testing, internal reporting and escalation and review program elements.

• The DRMP will be administered by a Derivatives Risk Manager (“DRM”), selected by the Adviser and approved by the Fund’s Board of Trustees. The DRM will report to the Board of Trustees on the DRMP’s implementation and effectiveness at intervals required by the DRMP.

• The Adviser does not expect the Fund to meet the requirements of limited users of derivatives. The Fund will comply with an outer limit on fund leverage risk based on value-at-risk. The Adviser expects the Fund will use the Relative VaR test. The Fund will use the EAFE Net Total Return Unhedged USD Index as the designated reference portfolio and will seek to not exceed 200% of the designated reference portfolio.

• The Fund will comply with recordkeeping requirements of the Derivatives Risk Management Rule.

24.       Comment: If the Fund will not be a categorized as a limited derivatives user then please revise the last sentence of the “Government Intervention and Regulatory Changes” risk factor.

Response: The Fund will not be categorized as a limited derivatives user. The Trust will make the requested change in the Amended Registration Statement.

Summary Section – Performance Information

25.       Comment: Supplementally please provide further information about the Predecessor Fund, including (i) when and why the Predecessor Fund was formed, (ii) if the Adviser has served as investment adviser to the Predecessor Fund for its entire period of operations, (iii) whether any other accounts managed by the Adviser have investment strategies substantially similar to the Predecessor Fund, (iv) if the Predecessor Fund could have complied with Subchapter M of the Code during its period of existence, (v) did the Predecessor Fund make any change to its principal investment strategy within one year prior to filing PEA 16 and, if so, why, and (vi) if there was any significant variation in the assets of the Predecessor Fund within one year prior to filing PEA 16.

Response: The Predecessor Fund, Enhanced International Equity Strategy LLC, was formed in February 2017 and commenced operations in December 2017 as a privately offered commodity pool relying on the exemption from certain disclosure, reporting and recordkeeping requirements provided under Section 4.7 of the Regulations promulgated by the Commodity Futures Trading Commission under the Commodity Exchange Act for “exempt pools” and “exempt accounts”. P/E Global LLC has served as the Predecessor Fund’s general manager and trading adviser since the Predecessor Fund’s inception. The Adviser has confirmed to the Trust that as of the filing of PEA 16, no accounts managed by the Adviser had investment strategies substantially similar to that of the Predecessor Fund. The Adviser has confirmed to the Trust that the Predecessor Fund could have complied with Subchapter M of the Code during its period of existence. The Predecessor Fund has not made any changes to its principal investment strategy in the one-year period prior to filing PEA 16 and there have been no significant variation in the assets of the Predecessor Fund in the one-year period prior to filing PEA 16.

26.       Comment: Please include disclosure discussing (i) whether the Predecessor Fund’s returns include all applicable account fees and expenses, and (ii) whether the operating expenses incurred by the Predecessor Fund are greater or lesser than the expected operating expenses of the Fund, and consequently (iii) whether the performance results of the Predecessor Fund would be lower than what Fund performance would have been.

Response: The Predecessor Fund’s returns include all applicable account fees and expenses. As a result of the voluntary expense cap, the operating expenses borne by investors in the Institutional Class Shares are expected to be the same as the operating expense borne by investors in the Predecessor Fund. Accordingly, the Performance of the Predecessor Fund and the Institutional Class Shares are expected to be substantially similar. The performance of the Investor Class Shares and Class A Shares would have been lower as a result of their higher operating expenses. Relevant disclosure will be added in the Amended Registration Statement.

27.       Comment: Please supplementally confirm that the books and records that form the basis for the calculation of Predecessor Fund’s performance are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Adviser confirms that the books and records that form the basis for the Predecessor Fund’s performance are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.

28.       Comment: Please provide the Predecessor Fund’s year-to-date performance as of the most recent calendar quarter ended September 30, 2022.

Response: The Trust will make the requested change in the Amended Registration Statement.

29.        Comment: Please add disclosure that a copy of the Predecessor Fund’s audited financial statements is included in the SAI.

Response: The Trust will make the requested change in the Amended Registration Statement.

Fund Information – More Information about Fund Investments

30.       Comment: Please provide Item 9 disclosure about the Fund’s principal investment strategies.

Response: The Trust will make the requested change in the Amended Registration Statement.

Fund Information – More Information About Risks – Principal Risks

31.       Comment: If the Fund considers LIBOR Risk to be a principal risk of the Fund then please add corresponding disclosure in the Summary Section’s Principal Investment Strategies and Principal Investment Risks sections. Alternatively, please remove LIBOR Risk from the Fund Information – More Information About Risks – Principal Risks section.

Response: The Trust will remove LIBOR Risk from the Fund Information – More Information About Risks – Principal Risks section of the Amended Registration Statement.

Additional Information

32.       Comment: Please include a summary of the process for the bringing of derivative actions by shareholders.

Response: The Trust will add the following disclosure to the Amended Registration Statement as shown below:

“Shareholder Rights

The Fund's Amended and Restated Agreement and Declaration of Trust requires shareholders bringing a derivative action on behalf of the Fund that is subject to a pre-suit demand to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to claims arising under the federal securities laws to the extent that any such federal securities laws, rules, or regulations do not permit such application.”

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Policies and Risks

33.       Comment: Please provide updated derivatives disclosure as needed.

Response: The Trust will make the requested change in the Amended Registration Statement.

PART C

Item 28

34.       Comment: Please provide a legal opinion as to the legality of the Fund’s shares.

Response: The Trust supplementally confirms that an opinion as to the legality of the Fund’s shares will be submitted as part of the Amended Registration Statement.

35.       Comment: Please provide a consent from the Predecessor Fund’s independent registered public accounting firm.

Response: The Trust supplementally confirms that a consent from the Predecessor Fund’s independent registered public accounting firm will be submitted as part of the Amended Registration Statement.

Signature Page

36.       Comment: Please identify the Trust’s principal financial and accounting officer.

Response: The Trust will make the requested change in the Amended Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Michelle Cirillo, P/E Global LLC

Steven Plump, The RBB Fund Trust

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP